

May 30, 2014

<u>Via E-Mail</u>
Mr. Maulik Parikh
President and Chief Executive Officer
SMSA Gainesville Acquisition Corp.
610 Coit Road, Suite 200
Dallas, Texas 75075

   Re: SMSA Gainesville Acquisition Corp.
     Item 4.01 Form 8-K
     Filed May 9, 2014
     File No. 000-53803

Dear Mr. Parikh:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jennifer Thompson

          Jennifer Thompson
          Accounting Branch Chief

Cc: Chauncey Lane, Esq.
   Husch Blackwell, LLP